Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 333-262725

The following is an excerpt of an interview Chris Pavlovski, CEO of Rumble Inc. (“Rumble”) conducted with Ben Rabizadeh. A link to the full interview is here: https://rumble.com/v1gfy3d-rumble-ceo-interview-with-storytrading.html

00:02:29 Ben Rabizadeh: All right. There it goes. Chris, how you doing? Thanks for joining us.

Chris Pavlovski: Thanks for having me. Love the entrance there.

Ben Rabizadeh: Awesome. So excited. Got a lot to talk about over here. First, just want to let the audience know it's StoryTrading. You just saw the intro there. What we do here is we holistically look at stocks, we look at fundamentals, we look at sentiment, we look at catalyst and technicals, and Rumble and CFVI, very interesting to us, especially in terms of sentiment. We've interviewed before the CEO of DWAC, we've interviewed the CEO of PHUN, P-H-U-N, and also Brad Pascale, founder of AIAD, all those Trump-themed stocks, so we wanted to make sure to also get to you.

00:03:12 Save the best for last. So here we are. We got a bunch of categories of questions. I'm looking forward to going through. We got – we're going to talk a little bit about the SPAC, some politics, some – all the different business segments, you got going, something – some on operations and financials, and then we'll get to Q&A, audience Q&A. So definitely if you're in the audience there, you can feel free to do the super chats on YouTube or Rumble Rant and we'll get your question asked live on air.

00:03:42 So, Chris, any opening words or you want to jump right into it?

Chris Pavlovski: Let's jump right into it. Just happy to be here and, you know, glad – I've noticed that you've been following us for quite some time, so I – I felt like it's – would be great to jump on with you.

Ben Rabizadeh: Great. Sounds good. So first we're going to talk about just some housecleaning – housekeeping stuff with the SPAC. There we go. SPAC Stuff. All right.

00:04:11 So you did just a press release recently, S-4 Effectiveness Statement. There's going to be a vote on September 15. It's taking quite a while. And correct me if I'm wrong on any of this, but after that vote you're going to be trading under your own ticker symbol RUM; is that how it works?

Chris Pavlovski: RUM, that's right.

Ben Rabizadeh: RUM. Great. So anything we need to be aware of with that vote? How's that work? As soon as that vote's done, are we trading as RUM, like, the next day or is there some more of a process? How does that happen?

00:04:41 Chris Pavlovski: Yeah, I'm not sure on the technicals of exactly how that works, so I leave that to the lawyers. You know, I'm just really happy we're at this point right now when we have that Effective S-4. You know, I saw lots of – a lot of people pinging me, like, when's the merger going to happen? When is it going to happen? I don't know. I'm – I'm with you guys. Like, I am waiting patiently just like everyone else, but just super happy we're over that hurdle, and now we're into the final stretch here.

00:05:08 Ben Rabizadeh: Great. Thanks. Thanks for that. I got – if you can't answer anything, just let me know, but I would love to know what took so long. Are you able to – I mean, most SPACs, they announce their merger partner. I mean, here it's been, gosh, like 10 months or so, right, since it was announced? Any color you can give on I wonder if there's politics involved? I don't know.

Chris Pavlovski: No, I – I can't really speak about that. It was – I would say this is pretty typical.

00:05:36 I didn't see any atypical things. It was just, you know, the – the standard routine from as much as I know and from what I've been told, so it's just getting over that hurdle and making sure that we're – we're ready and getting that in an effective state, and that's where we are.

Ben Rabizadeh: Okay.

Chris Pavlovski: We're finally there.

Ben Rabizadeh: Fair to say at this point in terms of the SPAC process it's smooth sailing from here as long as the vote goes well? You don't foresee any other stumbling blocks or –

00:06:05 Chris Pavlovski: Yeah.

Ben Rabizadeh: - you'll have more stumbling blocks?

Chris Pavlovski: Yeah, I don't – I don't know what the, like, the – the technicals are and, like, the – the legal stuff on it, so I don't really want to speak too much about the SPAC. And as you know, there's lots of regulations around that, so I'm just –

Ben Rabizadeh: Sure.

Chris Pavlovski: - trying to stay kind of tight-lipped, but as far as I understand right now is we have a vote on September 15 and we'll see how that goes.

Ben Rabizadeh: Okay. Great. All right. I got one last question I'm going to try to push you on, see if you can give me some color on.

00:06:31 In the SPAC papers, I see that you got – Rumble owners and yourself – you get – you have lots of incentive if the stock price hits 15 and $17.50, and you know, obviously, I'm sure you were part of those negotiations. I'm – I'm wondering if you can give a little color behind that thought process. Like, did your – does that mean you think Rumble is worth at least, you know, 50 to 75 percent higher or what kind of went into that thinking when you – when you were negotiating these terms? If you can give us some color on it, I'd love that.

00:07:01 Chris Pavlovski: Yeah. So it – it – the way – the way we looked at it is that, you know, the market's really going to determine what our – what our value will be, and we – we felt, you know, the – the way I look at the market right now with the way we're growing, I – I don't know if there's been too many companies like us that have grown with the trajectory that we do have, and I – I felt – and I feel, like, when you take a look at Rumble – and I think this is the most under-appreciated thing about the company is if you – if you look at YouTube in the United States, they have, what, 190 million, 200 million MAUs, Twitter has, like, 60 million MAUs according to, like, 2019 filings – around there – I don't – don't quote me on that – and then Rumble is reporting 35 million MAUs in the United States.

00:07:53 Like, that's over 15 percent of the U.S. – of the U.S. YouTube market share. That's, you know, maybe half or more of – of Twitter's. I – I just feel like this is such an under-appreciated business right now, and it – I'm not sure why that is, but it – that's the way I feel, and I – I – when I – when I look at those numbers and I look at what we're doing, and – and I'm not even factoring in the growth trajectory. Let's factor in that growth.

00:08:23 You factor in that growth, then, you know, what does this look like in two years from now? What does it look like quarter to quarter? So I – I do feel that it's one of the more under-appreciated parts of Rumble is to understand when we – when we're looking at our MAUs in the United States and our MAUs in general, they're – they're very, very English-based MAUs, very heavy in the United States, Canada, and U.K., very heavy U.S., and it's not like, you know, these – these MAUs are not, like, bloated with numbers in different countries.

00:08:56 These MAUs are – are predominantly in the United States, and I think that's a really under-appreciated thing. Everyone's, like, oh, well, YouTube's got 2 billion MAUs, but how many do they have in the U.S.? They have, like, 190, 200 million last I checked. And you got to put – you got to compare apples to apples, and – and that's the way I look at – at Rumble and I think that's a very under-appreciated thing about this company, not to mention, you know, locals is not even in that data and, like, all this other stuff.

00:09:24 So there – there's – I – I do feel that we're sitting on something that's – it is, in – in my opinion, you know, very important and very under-appreciated.

Ben Rabizadeh: Okay. Great. We'll definitely broach that topic of financials a little bit and try to dig into valuation. We'll get to that in a bit. First I want to move on over to politics a little bit. All right. So it was interesting speaking with SPACs, nice transition from SPACs to politics, you know, DWAC I think came before you, if not mistaken, and we all saw what happened with that; right?

00:10:04 Flew to, like, $175 and even now it's still valued at $30, three times, you know, the – the $10 floor usually for SPACs. And I'm wondering if you've had any thoughts as to – first of all, I'm wondering your thoughts, like, how that maybe played a role in going public via SPAC. Just, like, oh, there's a great appetite here, look – look what people are willing to pay for competition, you know, to the establishment media sites; you know?

00:10:37 That – that's one question. The other thing is why – why do you think you guys haven't had that same kind of what we call a sentiment premium at StoryTrading; right? DWAC gets a huge sentiment premium. It's obviously worth a lot than what you can calculate on paper because people just want to own the stock for philosophical or political reasons. Why – why do you think you haven't benefitted from that yet?

Chris Pavlovski: So it – it didn't play a role at all in – in our decision process.

00:11:04 Rumble is – the idea of taking Rumble public, it came well, well before the – the idea of – of Truth or any of that. We were looking to do that, you know, even – even prior to – we – we've been looking at the idea of, like, going to the market for – for a long time. I've always dreamed of doing that. I also felt like – I also felt like it was an opportunity. Rumble is our – grew all on its own organically with not so – not any outside investment until Peter Thiel came in.

00:11:36 So it was in a unique position to go to the market and not get diluted by a lot of investors in any meaningful way where, you know, we could give up very small – we – we could give up a portion of the company to the public markets that can be part of this. So it was never – it – it always felt like the – the right thing to do.

00:11:58 I also felt that in order to compete in this ecosystem, if you're going to compete against YouTube and you're going to compete against Google, you need to play – you need to play in their playground, and you need to raise a good amount of money in order to – to really go after them. So that's what we did. I felt that you can't – as a, you know, private company, it's very difficult to go and compete against trillion-dollar public entities. If we're going to take these guys on, and we're going to take them on on our ideals, then we need to – we need to really get the – the public behind us, and – and get the users behind us, and get the community behind us and do this altogether, not as a single private entity.

00:12:34 That, you know, wouldn't – without the support of the public, I don't think you can take on these massive entities.

Ben Rabizadeh: Mm-hmm. Okay. Great. Sounds good. And are you – a little disappointed, though, I don't – I don't know. Like, do you want – I sit there going – I'm – just for disclosure, I – I am a CFVI holder – hopefully, you know – Rumble holder, but I – I sit there and wonder, like, why does DWAC get this huge premium when you guys, I think, have a much stronger business model, probably much better growth and financials, and it kind of plays in the same space, you know, in – in terms of free speech or big media – big tech alternative, and I – I get frustrated with that personally sometimes, like, why – why don't we get that premium?

00:13:18 I – I don't know. Have you heard from anyone about that or do you have some of your own thoughts about that?

Chris Pavlovski: Yeah, your guess is as good as mine. I – I don't know. All I can do is just talk about the – the facts, and our MAUs, and the growth that we're having, and, you know, now we're working really hard on the Cloud. That's probably – not probably – that is one of the core functions right now that we're doing. We are the Cloud provider for – for Truth, and Tim Poole, and hopefully many others in the future.

00:13:48 So we're looking to get that out in – in the next year or two here. But, you know, I – I don't know. I don't – that – that is completely, you know, your guess is as good as mine when it comes to that. I – I really, really love what we have. I wouldn't change a thing. I think that, you know, we're up against a lot, and we're just going to keep on fighting regardless. I'm not going to get fazed by something. I'm not going to look at the stock price and let that, you know, faze me much. Or at all. I – I think that if I get kind of into the weeds of that, then, you know, it – it will take my focus off what we're really doing here, and what we really need to do is – is to – is to really compete against these behemoths and – and kind of push back against them, and keep our heads down and just keep working.

[….]

00:36:33 So that's amazing. People are choosing Rumble much more than YouTube today on this 456 now and counting. So all right. You talking about on Locals. You had a press release the other day. A very impressive 400 percent year over year increase in transaction value. Tell us what [00:36:52 unintelligible] pretty impressive in – in terms of finances. I'm curious to know if you can also tell us, like, what percent of that you get to keep.

00:37:01 Chris Pavlovski: So the, you know, there's – there's a lot of facets to locals, but when you look at that $7.5 million of transaction value, the way you need to look at that is that, you know, obviously the creators get the lion's – lion's share of that. We – that's what we - we generated on Locals through subscriptions, tippings, and movie, like, content plus is what we call it. So people pursue movies and stuff like that in the second quarter. And there's different rev shares for – for all of that.

00:37:32 So, you know, you – that will be reflected in our financials in the – in the future.

Ben Rabizadeh: Okay.

Chris Pavlovski: But that – you – you can – you – the part to take home with that is that that's what Locals contributed to the creator economy to a very large extent, which I think is –

Ben Rabizadeh: Is – is that –

Chris Pavlovski: - is quite amazing.

Ben Rabizadeh: In terms of its financial contribution –

Chris Pavlovski: That's no Rumble by the way. That's zero Rumble. That is just, like –

00:38:00 Ben Rabizadeh: Right.

Chris Pavlovski: - Locals.

Ben Rabizadeh: Right. So, like, what's – financially, like, what – what's – what's grown faster for you? Is it the On Locals or is it the Rumble the – in terms of money, in terms of either revenue or profits, however you want to look at it. What – what's the fastest growing part of your business right now?

Chris Pavlovski: Well, it depends what you're – are you looking financially, are you looking, like, on MAUs and users? Everything is growing as you can see. You can see the numbers on Rumble. They're growing like crazy. That has impact, obviously.

00:38:29 It – it's – they – they play totally different roles. Like, one is a subscription thing and the other one, it – it's your subscription community at Locals and Rumble is, like, think of it as, like, a funnel. Rumble is the top of the funnel. It's like that free TV for everybody. Everybody gets to watch us, everyone gets to talk to us. But it – let's say they really like Ben and they really like StoryTrading. They can go to Locals and have a personal community experience. And if you'd like, you could put a feed in that so you don't have to create your own pay wall.

00:39:00 So, like, the bottom of the funnel would be – would be Locals. Growth, you know, on Rumble and growth on Locals are – are insane, and different – there's different levers that, you know, play to growth different ways. But, like, generally speaking as a whole, like, I like to look at it as – as one thing now, not just two separate businesses because they're really not. They both go hand in hand. And you can see it. The growth has been phenomenal on – on all – I – I feel like everything has been growing crazy over the last year or two years.

00:39:37 Ben Rabizadeh: Okay. You – you also have your advertising center we'll talk about in a second. You just had an announcement. Or, no, you teased an announcement maybe. The Cloud services, Parallel Economy. We'll talk about all those in just a second. But between all of these, like, let's say two years out or – or whatever – whatever the length of term you want to use, like, which one of these do you think will be the biggest money maker for you or the biggest profit maker for you?

00:40:05 Where's your biggest opportunity in terms of – I'm talking about from a shareholder perspective right now; right? Someone's a shareholder in company, they want the profits to grow so the stock price can go up. Which one of these businesses two, three, four, five years out do you think will be the biggest contributor to growth and profits?

Chris Pavlovski: That's a good question. When it comes to – to Rumble, obviously I think advertising is going to be a huge segment.

00:40:30 And let's – let's look at Rumble and Locals and look at Cloud differently because Cloud is, like, can be a whole different market. It's a whole different thing. When it – when you look at Rumble, you're going to have programmatic ads. Think pre-roll. That's pretty basic. I think that's going to be the smallest segment of revenue for Rumble. Then I think the – the largest portion, could be, are going to be, like, sponsorships and sponsored ads with creators where advertisers, you know, can purchase ads directly to creators through – through our systems.

00:41:06 And then I think the second largest portion will be tips and – and subscriptions. So, you know, 20, 30 – 30 percent – 30 percent on – on subscriptions – like, this is just an estimation and obviously, you know, I'm not sure exactly, but I – I would say you're looking at sponsored as being, like, the biggest portion, programmatic being the smallest, and subscriptions being probably right in between that as – in terms of the revenue for the business of the Rumble Locals portion.

00:41:38 Right now when you look at YouTube, it's very programmatic. It's all driven mostly by programmatic from what I understand. I don't, you know, I don't get to see behind the scenes, so I don't know for sure, but I – I do think it's driven entirely by programmatic. I think the future of creators is going to be more driven by sponsorships and by subscriptions.

00:42:00 And I – and you kind of see that in – in Asia, and I think Rumble will – will kind of jump to that faster than – than, you know, kind of YouTube working their way to that. So I – I think we'll have a competitive advantage by jumping to that. I think our product Locals as a subscription product just crushes what YouTube is doing with their join button. I think there's so much more and it beats Twitch. I think it's way better personally by having that extra community, and I think we'll have a cooperative advantage there as we kind of jump – jump ahead of them in – in the coming years.

00:42:33 And then you have the Cloud business. And, you know, we're not putting any projections on that right now because it's, you know, we're – we're still building it out, but I think that's just an absolutely massive component.

Ben Rabizadeh: I got a question about the Cloud I've always been unsure about. When you say Cloud, you know, you know, we know you have that relationship with Truth Social where the videos, you know, it has your little logo on there. But when you say Cloud, are you talking about, like, the video hosting?

00:43:00 Are you talking about just, like, website or app hosting or both?

Chris Pavlovski: Both. Both.

Ben Rabizadeh: Both.

Chris Pavlovski: So we're doing them both for Truth. So Truth has got – is running our video streaming product, which is a separate product. I don't call that Cloud. When I say –

Ben Rabizadeh: Oh, Okay.

Chris Pavlovski: When I say Cloud, they're running on our version of AWS.

Ben Rabizadeh: I see. Okay. So that's what you mean when you say Cloud. and the – the video hosting, what do you call that product?

Chris Pavlovski: We want to go head-to-head with AWS.

Ben Rabizadeh: I – okay. Cool.

Chris Pavlovski: We want to go head-to-head with Azure. And the –

Ben Rabizadeh: Nice.

Chris Pavlovski: - the video hosting product is more like a Brightcove, which we already had for a while. You can compare that to Brightcove or JW Player --

00:43:33 Ben Rabizadeh: Okay.

Chris Pavlovski: - where the – the Cloud business will be more, like, AWS. And – and the reason why this is so complimentary for Rumble, you know, it's not an easy thing to do, but think about it. Amazon bought Twitch. Why? That's a good question. Why did Amazon buy Twitch? What does Google have? Google has YouTube. When you have a video vehicle as your main consumer product, you drive so much bandwidth and so much storage. You have all this excess capacity that you can go sell as Cloud.

00:44:01 So, like, Microsoft has Xbox. Windows Update, that drives enormous of storage, enormous amount of bandwidth. Google has YouTube that drives a lot of this capacity. Rumble has rumble.com that drives a lot of this capacity. So we – we feel like we can get into the market and offer a product. And we – we think the exact same thing is happening in a Cloud business as is happening in the – in the video business. All these companies are going to pick a side while we're just staying in the middle.

00:44:32 And everybody that, you know, wants a neutral – a neutral company to work with, they're going to come work with us. Like, for example, Truth came to us because they know we're not going to take a political stance. Think about universities. Think about churches, synagogues, all these businesses out there that are not going to feel safe working with the incumbents because they have taken stances. And we believe that market opportunity is enormous right now.

00:45:00 Ben Rabizadeh: Yeah. Has – has the Cloud, besides for Truth – Truth Social, is it officially launched? Can other people sign up for that or is it just Truth right now?

Chris Pavlovski: No, that – that was – we've got – we've – we've – we took Truth up flawlessly onto our Cloud, and we are not open to the public. We – we've made some –

Ben Rabizadeh: Okay.

Chris Pavlovski: We've done those deals because they were very important to get done –

Ben Rabizadeh: Got it.

Chris Pavlovski: - they're – they're very big. We did Tim Poole's as well. And – and we've made certain accommodations to – to them for – for specific reasons to – to help them.

00:45:33 And it's not released to the public right now, but we – we are looking at releasing it to the public in – in a year or two. I – I'm hopeful by the end of 2023, but, you know, realistically 2024. But the – the good thing is is that, you know, it's already being used, it's already there, we got to get all of Rumble, all of Locals onto everything that we have already, and then we got to start building that interface out to – to go sell it, and then we take it to market.

[….]

00:55:13 Ben Rabizadeh: All right, guys, listen. We have 500 cyber sleuthers here right now. Tonight, your homework, get on LinkedIn and find out who used to work at YouTube and they're now working at Rumble. I want to know which top guys Chris has gotten to work for him. Let's find that out. That's pretty cool. All right. So let's move to our final segment here, Financials. All right. Let's – let's see if we can do this quickly. Man, this is a tough one, I think, from a investor perspective.

00:55:45 Obviously I think a lot of the people invested in this are in it for the sentiment reasons. You know, maybe they believe you guys will be successful long-term and they just want to support Rumble, but you alluded to this, right, in terms of the capital required to compete with the big guys, and your task may be even a little bit harder because you got to build everything from Scratch. So I don't know. What's – what's your approach to that long term? So I don't know how much you know about Wall Street and – and financing and these sharks out there, but, you know, we want to protect the little guys.

00:56:18 I would hope you want the little guys protected. And, you know, we'd want to – if you need to raise a lot of additional capital at some point, which you probably do, have you thought about your strategy, how to do that to protect the little guys and protect retail investors here from dilution, you know, like [00:56:34 crosstalk] –

Chris Pavlovski: Yeah.

Ben Rabizadeh: - financing and that kind of stuff?

Chris Pavlovski: Yeah. I – I – well, one, I think a lot of people in the chat asked about, like, the – the 17.5 and the 15. We're – we're in a lock-up period and, like, the – so there's that. So that obviously there's a lock-up which I think a lot of people don't – don't realize.

00:56:51 But – but, two, is I don't want to run this tech company like the way Google runs theirs. It – I don't want to have a hundred thousand in place. I think that's crazy. I think Twitter having, what, 8 – 7, 8,000 is crazy. Look what we have accomplished. We have 15 percent plus of the MAUs in June of – of YouTube, and we have less than 200 people. Just think about that for a second.

00:57:21 And we're not just building a YouTube competitor. We're building the whole Cloud underneath it with less than 200 people. If we can do that with less than 200 people, you know, how many more do we really need? Like, it – at – at the end of the day –

Ben Rabizadeh: Okay. All right. Why don't you tell me? That was my – that was one of my questions. How many do you need to – to – have you modeled that out? How many –

Chris Pavlovski: It doesn't – you –

Ben Rabizadeh: - do you need to – to get to break even?

Chris Pavlovski: Yeah. So and – and I – I can't get into that right now, but I can tell you what – what I – what I can tell you is that I don't – I'm not going to do it the way they did it.

00:57:50 I'm going to show the market how inefficient the market is. I think that these tech companies are extremely inefficient. I think that they've lost the passion behind the staff. I think we have that. And I can't wait to show the market what we can do with what we have and – and the team that we have over the coming years. Remember, Rumble's first outside capital was when Peter Thiel came in. That's, what, May of 2021. We've barely had time to operate with capital. It's been like just a little over a year now.

00:58:21 And you – you have your ramp up with hiring and everything. Takes, like, six months to get all these people on board that you need to have. So I – I think we're – we're in a position to – to do really well and do it a lot differently. You hear Elon Musk talk about it all the time, like, on Twitter. You don't need to have 8,000 people. First day I'm going to, you know, he's going to cut that. Like, you don't. It – that – that's bullshit that people will tell you you need hundreds of thousands of people and multiple billions of dollars in investment.

00:58:52 I don't look at the market like that. I think that we can accomplish significantly – significantly more on less people, and I think that – I think the amount of the money that we're raising right now is sufficient to get us over to get where we need to go.

Ben Rabizadeh: And – and what is that? To get you to break even?

Chris Pavlovski: I – I'm hopeful that – that – so there's – we're – we're doing a $300 million SPAC and a hundred million dollar PIPE. So it's roughly a $400 million raise for the dilution that we – we put out there.

00:59:24 I – I believe that we can get – that – that's enough capital for us to – to get to a – a place to sustain on ourself – ourselves.

Ben Rabizadeh: I would love to see that. That's great. Recently you had a filing that said, hey, your valuation is kid of double now. I think you initially said it's, like, 2.1 billion, but now you said, hey, because of our user growth it's really worth, like, 4 or so billion. I – I'm just wondering, in those kind of calculations, have you taken into account how well you're monetizing compared to YouTube?

00:59:57 Not just the user count, but how, you know, how – your ability to actually take those dollars per – per user and – and, you know, you're going to be doing your own advertising center, like, how's that impact that?

Chris Pavlovski: Yeah. So we're going to need our own advertising center to get that RPU up. Like, without that, you know, you can't really compete on that, so we need to do that. Those – those are the things – these are the critical things that we need to do. The critical things we need to do in the next couple years. Obviously get the Cloud up is – is huge, and that's a whole different revenue bucket. But the other critical thing is that we need the advertising center there so that we can bring in more revenue for the creators so they can make more money.

01:00:33 And we need to get our KPIs up more. Not just users, but consumption. We need a lot of consumption. That means diversification of content. So the investment that we're looking to with the, you know, it's in our Investor Deck, our Presentation Deck is that we want to put a lot of money into acquiring talent so that we can bring in more users and more content and diversified areas. Not – not just one segment – lots of segments. That will raise – that will drive the KPIs, drive consumption, drive more viewership.

01:01:04 I'm sure, you know, at this point one of the biggest – biggest things that we get as a complaint is that, hey, I can't find my How To video on Rumble. I have to go to YouTube to go get it. I don't want to go to YouTube. So we really need to diversify the content. We need to spend a lot of money on getting a lot of different content so that we can meet the needs of – of the consumer on the content side. Two, we need to build that advertising ecosystem. That advertising ecosystem will – will drive that RPU. The consumption drives – more consumption means more revenue through the advertising ecosystem.

01:01:34 So those two things need to happen to really kind of move – move that – the – the RPU up. And then three is infrastructure, which we already said. And four is then we start looking at different markets. We want to go into, like, markets like Brazil. Like, we've started to wade into a little bit. We want to start tapping into international markets. But in – in order to really succeed on that RPU in the United States specifically, we need to drive that consumption up, and we need to drive that – that advertising center.

01:02:10 Ben Rabizadeh: Great. We're coming up right – we're a little over time, so just want to wrap it up here. The best thing I heard out of all that is you have a plan to hopefully get to break even with just 400 million, approaching business a little bit differently, exposing the inefficiencies of big tech. From an investor point of view I hope you succeed. That's really great stuff. I – I just want to ask this one final question from the audience. By the way, the viewership keeps going up throughout the show. We're at a peak now on Rumble 515 viewers.

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Important Information and Where to Find It

This communication relates to a proposed transaction between Rumble Inc. (“Rumble” and CF Acquisition Corp. VI (“CF VI”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CF VI has filed with the United States Securities and Exchange Commission (“SEC”) an effective registration statement on Form S-4, which includes a proxy statement/prospectus of CF VI, on August 12, 2022 (the “Registration Statement”), and has filed, and will file, other relevant materials with the SEC. The definitive proxy statement/prospectus has been sent to all CF VI stockholders. Investors and security holders of CF VI are urged to read the Registration Statement, the definitive proxy statement/prospectus (and any supplements thereto, if and when filed), and all other relevant documents filed or to be filed in connection with the proposed transaction because they contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CF VI through the website maintained by the SEC at www.sec.gov.

The documents filed or that will be filed by CF VI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com.

Participants in the Solicitation

CF VI, Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF VI’s stockholders in connection with the proposed transactions. CF VI's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of CF VI in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CF VI’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF VI, or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF VI and Rumble. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CF VI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CF VI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this communication, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA, (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CF VI related to the BCA or the transactions contemplated thereby, (vi) the ability to maintain the listing of CF VI stock on Nasdaq, (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CF VI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the transactions, and identify and realize additional opportunities, (xii) risks related to Rumble’s limited operating history, the rollout of its business and the timing of expected business milestones, (xiii) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xiv) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, and their impact on Rumble, its business and markets in which it operates, (xv) the ability of Rumble to retain existing content providers and users and attract new content providers and customers, (xvi) the potential inability of Rumble to manage growth effectively, (xvii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, and (xviii) the ability to recruit, train and retain qualified personnel. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement, CF VI’s Form 10-Q filed on August 15, 2022 and the other filings that CF VI has filed or will file with the SEC from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CF VI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CF VI gives any assurance that either Rumble or CF VI will achieve its expectations.